Exhibit 99.1

No. 28/08

WESTWOOD PROGRESS AND RESOURCE UPDATE
Aggressive Development Plan Underway To Accelerate The Project

Toronto, Ontario, July 17, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide a progress report and announce an increase in the resource base at the Westwood development project located two kilometres from the Company’s Doyon mine in the Abitibi region of Northern Quebec.

“Our most recent Westwood exploration results give us further confidence in Westwood’s ultimate development.” said Joseph F. Conway President & CEO “The acceleration of the project is a pivotal step in our strategy to maximize the value of our existing assets and infrastructure which will also allow us to strengthen our presence within the Abitibi region.”

Highlights of the exploration activity at Westwood include:
•	Westwood’s current budgeted exploration expenditure for 2008 is C$15.6M.
•	9 drills rigs are currently active (3 on the surface, 6 underground) targeting approximately 70,000 metres over the next 12 months.
•
53,000 metres were drilled on the project since June 2007 with approximately 23,000 metres drilled within known zones to reduce the spacing between holes and increase the confidence level in the resources while approximately 30,000 metres were focused on targeting extensions, defining geologic limits and condemnation drilling of the known zones on strike and at depth.

•	A more powerful drill rig has arrived on site and will be used to further explore the depth extension discovered in Q4, 2007
•
Zone 2 mineralization has been intersected by an exploration drift in June and mining development along the zone will start in September to further assess the grade and the continuity of this mineralization as well as provide material for additional metallurgical testing.

•	Drilling of condemnation holes for the proposed shaft site has also been completed.
•	Environmental and other permits required for the raise boring, shaft site preparation and the Warrenmac ramp access have been received and surface work has begun.

Increase in Resources
The revised estimate identifies an inferred resource of 14.2 million tonnes of ore at an average grade of 7.6 g/t Au containing 3.5 million ounces of gold using a 3.0 g Au/t cut-off grade. The revised resource estimate shows a 1% increase in tonnage, and a 4% increase in grade generating a 5% increase in gold ounces from the previous undiluted resource estimate released in June 2007. The measured and indicated resource of the Warrenmac deposit is also included in the comparison table and is in addition to the resources mentioned above.

	June 2007			July 2008
Cutoff (g Au/t)	Tonnes (000's)	Grade (g Au/t)	Gold Ounces (000's)	Tonnes (000's)	Grade (g Au/t)	Gold Ounces (000's)
3.0	14,097	7.3	3,313	14,220	7.8	3,585
4.0	11,449	8.2	3,013	11,365	8.9	3,263
5.0	8,996	9.2	2,666	9,234	10.0	2,956

Warrenmac	298	5.8	56	313	6.9	70

The revised resource estimate has been updated using the information from 155,000 metres of diamond drilling from 99 surface holes and 221 underground holes completed since project inception. Ore zones are comprised within three main mineralized trends known as Westwood, Zone 2 and North Corridor. The limits of gold mineralization have not been completely defined and are open at depth and along strike.

The distance between drill holes varies from 100 to 200 metres except within the delineation drilling area. A 40 g Au/t top cut was used in the estimation except for Zone 2 where a 51 g Au/t over 1 metre was used based on the historical production from this zone at the Doyon mine. Tonnages have been based on densities varying from 2.85 to 2.90 tonnes per cubic metre, except for within Warrenmac where 3.60 tonnes per cubic metre was used. The minimum true width used in the estimation is 3.0 metres.

The results are seen as positive and the losses from changes in the geological interpretation have been more than offset by the discovery of two new lenses identified while drilling closer to surface.

In Zone 2, roughly 416,000 tonnes grading 10.4 g Au/t were identified for an additional 139,000 ounces. In the Westwood zone, approximately 260,000 tonnes grading 11.7 g Au/t provided for an additional 98,000 ounces. A 3 g cut-off was used to determine the additional tonnage.

The delineation program began in early 2008 and covered a block close to the 14th level and within Zone 2. This program has provided information to substantially improve our understanding of the geology and the confidence in our geologic model. The drill holes spacing, originally between 100 and 200 metres apart, has been reduced to between 30 and 50 metres apart over approximately 120,000 square metres.

From the additional information, it has been concluded that Zone 2 mineralization is within two continuous lenses instead of five smaller sub-parallel lenses. The reduction in the number of ore lenses will reduce the amount of development costs eventually required for future mining.

Revised Scoping Study Completed by End of September 2008
As a result of our aggressive development plan, a revised scoping study is expected to be completed by the end of September 2008. Additional information gathered from our delineation program has improved the geological model, which will be used in the study.

A feasibility study is projected to be complete during the second half of 2009, once the development required to convert the inferred resources into the measured and indicated category is complete. A near surface portion of the Westwood resource (the “Warrenmac” deposit) will begin production in late 2010.

Next Steps
Drilling of the condemnation holes for the proposed shaft site has also been completed. As expected, drilling to-date does not indicate any significant mineralization, major discontinuity or water inflow.

As a follow up to this year’s program, more than 70,000 metres will be drilled in the next twelve months, using nine drills either on surface or underground. The program will focus on finding additional resources. The particular targets are the extensions of the two new lenses above the 14th level and a lens not yet drilled between the Doyon mine and the western portion of Westwood. A more powerful drill rig has also recently arrived at site and will be used to explore around the depth extension discovered in Q4, 2007.

All permits required for the raise boring, (scheduled to start in August) and for the shaft sinking preparation have been received and construction work began in June. The development work underground is continuing as planned, while a revised scoping study for the entire project is prepared for the end of September 2008. The development of an exploration ramp to improve the positioning for the drilling between the surface and the 14th level is also expected to start in September 2008.

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s Gold Money Policy demonstrates IAMGOLD’s commitment and confidence in the gold market.

Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates at the Westwood development project is based on information prepared under the supervision of, or has been reviewed by Réjean Sirois P.Eng., Manager - Mine Geology employed by IAMGOLD Corporation. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified person has verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Carol Banducci
President & CEO	Chief Financial Officer
Tel: 416 360 4712 Toll-free: 1 888 IMG-9999	Tel: 416 360 4742 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
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